Exhibit 12.1

CPI AEROSTRUCTURES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004

Pretax income (loss) from continuing operations	$2,216,410	$3,853,613	$3,016,896	$(1,922,006)	$2,657,433	$6,870,031

Fixed charges:
Interest Expense	104,767	31,847	22,441	20,326	18,314	8,109

Total Earnings	2,321,177	3,885,460	3,039,337	(1,901,680)	2,675,747	6,878,140

Ratio of earnings to fixed charges	22.16	122.00	135.44	(A)	146.10	848.21
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(A)	Due to losses from continuing operations resulting in a deficiency of $1,922,006, the ratio coverage was less than 1:1.